NO ACT

PE
12-19-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025145

January 12, 2012

David A. Dedman
Lockheed Martin Corporation
david.dedman@lmco.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-12-12

Re: Lockheed Martin Corporation
Incoming letter dated December 19, 2011

Dear Mr. Dedman:

This is in response to your letters dated December 19, 2011 and January 11, 2012 concerning the shareholder proposal submitted to Lockheed Martin by John Chevedden. We also have received a letter from the proponent dated December 30, 2011. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 12, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lockheed Martin Corporation
Incoming letter dated December 19, 2011

The proposal requests that the board of directors adopt a policy that, whenever possible, the chairman be an independent director who has not previously served as an executive officer of the company.

There appears to be some basis for your view that Lockheed Martin may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Lockheed Martin's 2012 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Lockheed Martin omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Lockheed Martin Corporation
6801 Rockledge Drive Bethesda, MD 20817
Telephone 301-897-6177 Facsimile 301-897-6587
E-mail: david.dedman@lmco.com

LOCKHEED MARTIN

David A. Dedman
Vice President and Associate General Counsel

January 11, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Lockheed Martin Corporation: Stockholder Proposal of John D. Chevedden

Ladies and Gentlemen:

Reference is made to our letter dated December 19, 2011 regarding a stockholder proposal from John D. Chevedden and a related response letter from Mr. Chevedden dated December 30, 2011, copies of which are enclosed for your convenience. Although not expressly stated in our December 19, 2011 letter, Lockheed Martin Corporation intends to, and hereby confirms that it will, notify the Staff promptly if the other proponent withdraws its proposal, notifies us that it has sold its stock, or if such proposal is no longer intended to be included in the proxy statement.

For the reasons set forth in our December 19, 2011 letter, Lockheed Martin respectfully requests that the Staff concur in the view that Mr. Chevedden's proposal may be excluded from its 2012 Proxy Statement pursuant to Rule 14a-8(i)(11), and respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if Lockheed Martin excludes the proposal. If the Staff desires further information, please contact me at (301) 897-6177 or david.dedman@lmco.com. Thank you for your consideration.

Very truly yours,

David A. Dedman
Vice President & Associate General Counsel

cc: John D. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 30, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Lockheed Martin Corporation (LMT)
Independent Board Chairman Topic
John Chevedden

Ladies and Gentlemen:

This responds to the December 19, 2011 company request to avoid this established rule 14a-8 proposal.

There is nothing in the company letter pledging that the company will notify the Staff promptly if the other proponent withdraws his proposal, sells his stock or such proposal is no longer intended to be included in the proxy statement.

Sincerely,

John Chevedden

cc: AFSCME

David A. Dedman <david.dedman@lmco.com>

Lockheed Martin Corporation
6801 Rockledge Drive Bethesda, MD 20817
Telephone 301-897-6177 Facsimile 301-897-6587
E-mail: david.dedman@lmco.com

LOCKHEED MARTIN

David A. Dedman
Vice President and Associate General Counsel

December 19, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Lockheed Martin Corporation: Stockholder Proposal of John D. Chevedden

Ladies and Gentlemen:

On October 19, 2011, Lockheed Martin Corporation ("Lockheed Martin") received a stockholder proposal (together with the supporting statement, the "Initial Proposal") from John D. Chevedden (the "Proponent") for inclusion in the proxy statement to be distributed by Lockheed Martin in connection with its 2012 Annual Meeting of Stockholders (the "2012 Proxy Statement"). On November 1, 2011, Lockheed Martin sent a letter to the Proponent identifying certain deficiencies in the Initial Proposal under Rule 14a-8. On November 4, 2011, the Proponent submitted additional documentary support relating to his ownership of shares of Lockheed Martin Corporation stock. On November 12, 2011, Lockheed Martin received a revised stockholder proposal dated November 11, 2011 (together with the supporting statement, the "Revised Proposal") from the Proponent. On November 15, 2011, Lockheed Martin received correspondence from the Proponent confirming that the Revised Proposal was intended to replace the Initial Proposal and that the Revised Proposal is the proposal that the Proponent intends to submit for inclusion in the 2012 Proxy Statement. The relevant correspondence to date with the Proponent, including the Revised Proposal, is included in Exhibit A.

Lockheed Martin hereby notifies the Securities and Exchange Commission (the "Commission") and the Proponent that Lockheed Martin intends to exclude the Revised Proposal from its 2012 Proxy Statement pursuant to Rule 14a-8 promulgated by the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We hereby respectfully request that the Staff confirm that it concurs in Lockheed Martin's view that it may properly exclude the Proposal from its proxy materials, and will not recommend any enforcement action to the Commission if Lockheed Martin does so.

In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted to the Commission via e-mail in lieu of mailing paper copies no later than 80 calendar days before the date Lockheed Martin intends to release its definitive proxy materials for its 2012 Annual Meeting of Stockholders. Lockheed Martin concurrently is sending a copy by e-mail to the Proponent.

THE PROPOSAL

The text of the resolution contained in the Revised Proposal is as follows:

"RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings."

STATEMENT OF REASONS FOR EXCLUSION

Lockheed Martin believes that it may exclude the Revised Proposal from its 2012 Proxy Statement under Rule 14a-8(i)(11), because the Revised Proposal substantially duplicates a previously received proposal that will be included in Lockheed Martin's proxy materials for its 2012 Annual Meeting of Stockholders.

On October 17, 2011, prior to receiving the Revised Proposal, Lockheed Martin received a stockholder proposal from the American Federation of State, County and Municipal Employees, AFL-CIO (together with the supporting statement, the "AFSCME Proposal") for inclusion in the 2012 Proxy Statement. The AFSCME Proposal is attached as Exhibit B. Much like the Revised Proposal, the subject of the AFSCME Proposal is the adoption of a policy addressing the independence of the company's chairman of the board and the separation of the positions of chairman of the board and chief executive officer. Lockheed Martin intends to include the AFSCME Proposal in the 2012 Proxy Statement. The text of the resolution contained in the AFSCME Proposal is as follows:

"RESOLVED: That stockholders of Lockheed Martin Corporation ("Lockheed Martin" or the "Company") ask the Board of Directors to adopt a policy that the Board's Chairman be an independent director according to the definition set forth in the New York Stock Exchange listing standards, unless Lockheed Martin common stock ceases being listed there and is listed on another exchange, at which point, that exchange's standard of independence should apply. If the Board determines that a Chairman who was independent when he or she was selected is no longer independent, the Board shall promptly select a new Chairman who satisfies this independence requirement. Compliance with this requirement may be excused if no director who qualifies as independent is elected by stockholders or if no independent director is willing to serve as Chairman. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted."

SUPPORTING ARGUMENT

Lockheed Martin May Exclude the Revised Proposal, Because it Substantially Duplicates the AFSCME Proposal

Rule 14a-8(i)(11) provides for the exclusion of a stockholder proposal if the proposal "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "[t]he purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to any issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Proposals do not need to be identical to be excluded pursuant to Rule 14a-8(i)(11). The Staff has consistently concluded that proposals may be excluded, because they are substantially duplicative when such proposals have the same "principal thrust" or "principal focus," notwithstanding that such proposals may differ as to terms and scope. *See, e.g., Chevron Corp.* (Mar. 23, 2009); *JPMorgan Chase & Co.* (Mar. 18, 2009); and *Pacific Gas & Electric Co.* (Feb. 1, 1993).

The Revised Proposal and the AFSCME Proposal have the same focus – the independence of the chairman of the board. Both the Revised Proposal and the AFSCME Proposal are substantively identical in that they involve the adoption of a policy requiring that the chairman of the board be an independent director under the standards of the New York Stock Exchange. The differences between the two proposals are *de minimis*. For example, the AFSCME Proposal states that, if the chairman is no longer independent, the board shall select a new chairman who is independent. The Revised Proposal simply states that the policy, when adopted, shall include a provision addressing the selection of a new chairman if the current chairman ceases to be independent. Differences in the implementation mechanics of proposals that otherwise have the same thrust or focus have previously been considered by the Staff to be of no significance for purposes of Rule 14a-8(i)(11). For example, the Staff previously concluded that two shareholder proposals focused on the independence of the chairman of the board were substantially duplicative where one proposal operated by an amendment to a corporation's bylaws and the other proposal required the adoption of a policy by the company's board. *See, e.g., Wells Fargo & Company* (Jan. 7, 2009). In the instant case, differences in the implementation mechanics as between the two proposals are even less pronounced than those in *Wells Fargo*. Additionally, the Staff has repeatedly granted relief under Rule 14a-8(i)(11) under fact patterns that are nearly identical to those presented in this case. *See, e.g., JPMorgan Chase & Co.* (Mar. 7, 2011); *The Boeing Co.* (Feb. 1, 2010); *Honeywell International Inc.* (Jan. 19, 2010); and *The Goldman Sachs Group, Inc.* (Mar. 9, 2010). Furthermore, if Lockheed Martin were to include both proposals in its 2012 Proxy Statement, it would create confusion among stockholders, because they would be asked to vote on two different proposals on the same subject matter that share the same objective.

When a company receives two substantially duplicative proposals, the Staff has indicated that the company must include in its proxy materials the proposal it received first, unless that proposal may otherwise be excluded. *See, e.g., Great Lakes Chemical Corp.* (Mar. 2, 1998); *Pacific Gas and Electric Co.* (Jan. 6, 1994); and *Atlantic Richfield Co.* (Jan. 11, 1982). Lockheed Martin received the AFSCME Proposal on October 17, 2011. Lockheed Martin did not receive the Revised Proposal until November 12, 2011. Accordingly, Lockheed Martin believes it may properly exclude the Revised Proposal under Rule 14a-8(i)(11).

CONCLUSION AND REQUEST

For the reasons set forth above, Lockheed Martin respectfully requests that the Staff concur in the view that the Revised Proposal may be excluded from the 2012 Proxy Statement pursuant to Rule 14a-8(i)(11), and respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if Lockheed Martin excludes the Revised Proposal. If the Staff desires further information, please contact me at (301) 897-6177 or david.dedman@lmco.com. Thank you for your consideration.

Very truly yours,

David A. Dedman
VP & Associate General Counsel

cc: John D. Chevedden

FISMA & OMB Memorandum M-07-16

Exhibit A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Robert J. Stevens
Chairman of the Board
Lockheed Martin Corporation (LMT)
6801 Rockledge Dr
Bethesda MD 20817
Phone: 301 897-6000

Dear Mr. Stevens,

I purchased stock in our company because I believed our company had unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

October 19, 2011
Date

cc: Maryanne Lavan
Corporate Secretary
PH: 301-897-6167
FX: 301-897-6960
Maritza Cordero <maritza.cordero@lmco.com>
Assistant Corporate Secretary
FX: 301-897-6716

[LMT: Rule 14a-8 Proposal, October 19, 2011]
3* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws. This includes that our governing documents will be changed, if necessary, to not make use of any provision of state law that would automatically allow our company to have certain super majority voting requirements.

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2011 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "Very High Governance Risk" and "Very High Concern" in executive pay – $21 million for CEO Robert Stevens.

CEO Steven's annual incentive pay was mostly discretionary. Mr. Stevens also received a tax gross-up of $200,000 and $1 million for security. Because such pay is not directly tied to performance, it is difficult to justify in terms of shareholder value.

The bulk of CEO equity pay consisted of stock options that vest simply after time without performance-based criteria. Finally, our CEO was entitled to $38 million in the event of a change in control. This is not in the interests of shareholders as it presents a conflict of interest by providing a strong financial incentive for Mr. Stevens to pursue such an arrangement. Director Anne Stevens received our highest negative votes arguably because she chaired our Executive Pay Committee.

Nell Minow, who chaired The Corporate Library said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

Long-tenured Gwendolyn King, on our Ethics Committee, was also a Marsh & McLennan director when Marsh was sued by the New York State Attorney General for alleged bid rigging, price fixing, and kickbacks. In addition, the remaining two directors on our Ethics Committee are inside-related due to their employment with a consulting business that billed Lockheed $695,000 in 2010.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB Memorandum M-07-16***

Fidelity Institutional

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

Fidelity Investments

October 19, 2011

John R. Chevedden
Via facsimile ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 200 shares of Edison International (CUSIP: 281020107), 200 shares of Honeywell International Inc. (CUSIP: 438516106), 100 shares of General Dynamics Corp. (CUSIP: 369550108), 200 shares of Lockheed Martin Corp. (CUSIP: 539830109) and 100 shares of Paccar Inc. (CUSIP: 693718108) since January 1, 2010. These shares are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W914240-18OCT11

Lockheed Martin Corporation
6801 Rockledge Drive Bethesda, MD 20817
Telephone 301-897-6842 Facsimile 301-897-6587
E-mail: matthew.c.dow@lmco.com

LOCKHEED MARTIN

Matthew C. Dow
Assistant General Counsel

November 1, 2011

Via Email @***FISMA & OMB Memorandum M-07-16***

Mr. John D. Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

On October 19, 2011, we received your proposal for consideration at Lockheed Martin Corporation's 2012 annual meeting of stockholders. We also received a letter from Fidelity Investments, which was intended to demonstrate that you satisfy the minimum ownership requirements of Rule 14a-8. Based on our review of the information provided by you, our records and applicable regulations, we have been unable to conclude that the proposal meets the requirements for inclusion in Lockheed Martin's proxy materials, because (i) you have not demonstrated the minimum share ownership requirements and (ii) your submission includes two separate and distinct proposals, which is prohibited by Rule 14a-8.

As you know, in order to be eligible to include a proposal in the proxy material for Lockheed Martin's 2012 annual meeting, Rule 14a-8 under the Securities Exchange Act of 1934 requires that a stockholder must have continually held at least $2,000 in market value or 1% of Lockheed Martin's common stock for at least one year as of the date that the proposal is submitted. The stockholder also must continue to hold those securities through the date of the meeting and must so indicate to us. You stated in your letter that you will hold the required amount of Lockheed Martin common stock until after the 2012 annual meeting.

Although you have provided us with a letter from Fidelity Investments intended to demonstrate that you satisfy the minimum ownership requirements of Rule 14a-8, the letter does not include the necessary stock ownership verification. Lockheed Martin has reviewed the list of record holders of its common stock, and neither you nor Fidelity Investments are listed as a record owner. Pursuant to Rule 14a-8, because neither you nor Fidelity Investments is a record holder of Lockheed Martin common stock, you must provide a written statement from the record holder of the shares you beneficially own verifying that you continually have held the required amount of Lockheed Martin common stock for at least one year as of the date of your submission of the proposal. As you may be aware, the Securities and Exchange Commission has recently issued new guidance that contains information regarding brokers and banks that constitute record holders under Rule 14a-8(b) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8, which may be instructive in addressing this problem with your submission (*see* Division of Corporation Finance, Securities and Exchange Commission, Staff Legal Bulletin No. 14F (CF), dated October 18, 2011).

Your submission also fails to satisfy the requirements of Rule 14a-8, because it contains more than one separate and distinct proposal. Rule 14a-8 permits a qualified stockholder to submit only a single proposal each year. As such, your submission must be reduced to a single proposal, in order to comply with the requirements of Rule 14a-8.

If you adequately address the problems with your submission identified in this letter, within 14 calendar days of your receipt of this letter, Lockheed Martin will then address the substance of your proposal. Lockheed Martin, however, reserves the right to raise any substantive objections it has to your proposal at a later date and the right to omit your proposal from its proxy materials on any other basis that may be available to it. We have attached to this letter a copy of Rule 14a-8 and the SEC's recent guidance to assist you in complying with these requirements.

As a valued and longstanding advocate for Lockheed Martin stockholders, your views on matters affecting our company are appreciated. Our lines of communication are open and we welcome opportunities to further explore your views. Please do not hesitate to contact me should you have any questions or would like to discuss these matters further. Thank you for your interest in Lockheed Martin Corporation.

Sincerely,

Matthew C. Dow
Assistant General Counsel

cc: Maryanne Lavan, Senior Vice President, General Counsel & Corporate Secretary
Marian Block, Vice President & Associate General Counsel

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule

14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents.

We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC

participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

 Modified: 10/18/2011

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Friday, November 04, 2011 11:52 AM
To:	Dow, Matthew C
Cc:	Cordero, Maritza
Subject:	EXTERNAL: Rule 14a-8 Proposal (LMT)
Attachments:	CCE00005.pdf

Mr. Dow,
Pleas see the attached letter.
Sincerely,
John Chevedden

P.O. BOX 770001
CINCINNATI, OH 45277-0045

NATIONAL FINANCIAL℠

Post-it® Fax Note 7671	Date 11-4-11	# of pages ▶
To Matthew Dow	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 301-897-6587	Fax #	

November 4, 2011

John R. Chevedden
Via facsimile ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 200 shares of Edison International (CUSIP: 281020107), 200 shares of Honeywell International Inc. (CUSIP: 438516106), 100 shares of General Dynamics Corp. (CUSIP: 369550108), 200 shares of Lockheed Martin Corp. (CUSIP: 539830109) and 100 shares of Paccar Inc. (CUSIP: 693718108) since January 1, 2010. These shares are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W624585-03NOV11

From: Dow, Matthew C
Sent: Fridav. November 04, 2011 5:38 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Lavan, Maryanne; Block, Marian S; Cordero, Maritza
Subject: Stockholder Proposal for 2012 Lockheed Martin Annual Meeting

Mr. Chevedden,

I write in response to your request that we elaborate on the nature of the multiple proposals contained in your submission. For ease of reference, set forth below is the text of your proposed resolution:

> RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws. This includes that our governing documents will be changed, if necessary, to not make use of any provision of state law that would automatically allow our company to have certain super majority voting requirements.

Rule 14a-8 permits a qualified stockholder to submit only a single proposal each year. As currently worded, your proposed resolution contains more than a single proposal. Specifically, it includes separate proposals to (i) amend our Charter and Bylaws in order to replace any super-majority stockholder voting requirement with a simple majority voting standard, and (ii) add provisions to our governing documents in order to elect a simple majority standard under <u>any</u> provision of Maryland law that permits a corporation to elect either a simple or super-majority stockholder voting standard with respect to any matter. While the full extent of the items that would be impacted under Maryland law or required to be amended if your proposal is adopted is unclear, it is clear that your proposal as currently worded would, at a minimum, impact and require stockholders to consider too many distinct and disparate elements to comply with the one proposal limitation of Rule 14a-8. Accordingly, we request that you remedy this defect by revising your proposal to conform with the single proposal requirement of Rule 14a-8.

Should you have any additional questions, I would be happy to arrange a mutually convenient time for us to discuss this matter further.

Best regards,
Matt

Matthew C. Dow
Assistant General Counsel
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, MD 20817
Phone: (301) 897-6842
Fax: (301) 897-6587
E-Mail: Matthew.C.Dow@lmco.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, November 04, 2011 12:01 PM
To: Dow, Matthew C
Subject: EXTERNAL: Rule 14a-8 Proposal (LMT)

Mr. Dow, Thank you for acknowledging the rule 14a-8 proposal. Please advise by Monday which words in the resolved statement are alleged to be one stand-alone proposal and which words in the resolved statement are alleged to be another stand-alone proposal. I am open to changing the proposal if there is a genuine need to do so.

Sincerely,
John Chevedden

From: Dow, Matthew C
Sent: Friday, November 04, 2011 4:25 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Rule 14a-8 Proposal (LMT)

Mr. Chevedden,

Thank you for your email. I will get back to you by Monday.

Enjoy the weekend.

Best regards,
Matt

Matthew C. Dow
Assistant General Counsel
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, MD 20817
Phone: (301) 897-6842
Fax: (301) 897-6587
E-Mail: Matthew.C.Dow@lmco.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, November 04, 2011 12:01 PM
To: Dow, Matthew C
Subject: EXTERNAL: Rule 14a-8 Proposal (LMT)

Mr. Dow, Thank you for acknowledging the rule 14a-8 proposal. Please advise by Monday which words in the resolved statement are alleged to be one stand-alone proposal and which words in the resolved statement are alleged to be another stand-alone proposal. I am open to changing the proposal if there is a genuine need to do so.
Sincerely,
John Chevedden

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Saturday, November 12, 2011 12:02 AM
To: Cordero, Maritza
Cc: Dow, Matthew C
Subject: EXTERNAL: Rule 14a-8 Proposal (LMT)
Attachments: CCE00010.pdf

Dear Ms. Cordero,
Please see the attached Rule 14a-8 Proposal revision.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Robert J. Stevens
Chairman of the Board
Lockheed Martin Corporation (LMT)
6801 Rockledge Dr
Bethesda MD 20817
Phone: 301 897-6000

NOVEMBER 11, 2011 REVISION

Dear Mr. Stevens,

I purchased stock in our company because I believed our company had unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

October 19, 2011
Date

cc: Maryanne Lavan
Corporate Secretary
PH: 301-897-6167
FX: 301-897-6960
Maritza Cordero <maritza.cordero@lmco.com>
Assistant Corporate Secretary
FX: 301-897-6716

[LMT: Rule 14a-8 Proposal, November 11, 2011 Revision]
3* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When a CEO serves as our board chairman, this arrangement may hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets.

The merit of this Independent Board Chairman proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "Very High Governance Risk" and "Very High Concern" in executive pay – $21 million for our CEO Robert Stevens.

CEO Steven's annual incentive pay was mostly discretionary. Mr. Stevens also received a tax gross-up of $200,000 and $1 million for security. Because such pay is not directly tied to performance, it is difficult to justify in terms of shareholder value.

The bulk of CEO equity pay consisted of stock options that vest simply after time without performance-based criteria. Finally, our CEO was entitled to $38 million in the event of a change in control. This is not in the interests of shareholders as it presents a conflict of interest by providing a strong financial incentive for Mr. Stevens to pursue such an arrangement. Director Anne Stevens received our highest negative votes arguably because she chaired our Executive Pay Committee.

Nell Minow, who chaired The Corporate Library said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

Long-tenured Gwendolyn King, on our Ethics Committee, was also a Marsh & McLennan director when Marsh was sued by the New York State Attorney General for alleged bid rigging, price fixing, and kickbacks. In addition, the remaining two directors on our Ethics Committee are inside-related due to their employment with a consulting business that billed Lockheed $695,000 in 2010.

An independent Chairman policy can further enhance investor confidence in our Company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal for an Independent Board Chairman – Yes on 3.*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

This is the only rule 14a-8 proposal intended for the 2012 proxy.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

From: Dow, Matthew C
Sent: Monday, November 14, 2011 6:41 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Lavan, Maryanne; Block, Marian S; Cordero, Maritza
Subject: RE: Rule 14a-8 Proposal (LMT)

Mr. Chevedden,

I write to inform you that, on November 12, 2011, we received a new proposal from you (the "Nov. Proposal") for consideration at Lockheed Martin's 2012 annual meeting of stockholders. While this submission appears to replace the proposal that you had submitted to us on October 19, 2011 (the "Oct. Proposal"), it is not entirely clear whether you are submitting both proposals for consideration at the 2012 annual meeting. As you know, stockholders may submit only a single proposal each year. Therefore, kindly confirm that the Oct. Proposal is withdrawn and replaced with the Nov. Proposal.

As a valued and longstanding advocate for Lockheed Martin stockholders, your views on matters affecting our company are appreciated. Thank you again for your interest in Lockheed Martin Corporation.

Best regards,
Matt

Matthew C. Dow
Assistant General Counsel
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, MD 20817
Phone: (301) 897-6842
Fax: (301) 897-6587
E-Mail: Matthew.C.Dow@lmco.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Saturday, November 12, 2011 12:02 AM
To: Cordero, Maritza
Cc: Dow, Matthew C
Subject: EXTERNAL: Rule 14a-8 Proposal (LMT)

Dear Ms. Cordero,
Please see the attached Rule 14a-8 Proposal revision.

Sincerely,
John Chevedden

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, November 15, 2011 5:30 PM
To: Dow, Matthew C
Subject: EXTERNAL: Rule 14a-8 Proposal (LMT)

Mr. Dow, The November 11, 2011 Revision is the one proposal intended for proxy publication.
Sincerely,
John Chevedden

Exhibit B

AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

October 14, 2011

RECEIVED
OCT 17 2011
OFFICE OF THE
CORPORATE SECRETARY

VIA OVERNIGHT MAIL and FAX (301) 897-6919
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, Maryland 20817
Attention: Maryanne R. Lavan, Senior Vice President, General Counsel and Corporate Secretary

Dear Ms. Lavan:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2011 proxy statement of Lockheed Martin Corporation (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 2,031 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

RESOLVED: That stockholders of Lockheed Martin Corporation ("Lockheed Martin" or the "Company") ask the Board of Directors to adopt a policy that the Board's Chairman be an independent director according to the definition set forth in the New York Stock Exchange listing standards, unless Lockheed Martin common stock ceases being listed there and is listed on another exchange, at which point, that exchange's standard of independence should apply. If the Board determines that a Chairman who was independent when he or she was selected is no longer independent, the Board shall promptly select a new Chairman who satisfies this independence requirement. Compliance with this requirement may be excused if no director who qualifies as independent is elected by stockholders or if no independent director is willing to serve as Chairman. This independence requirement shall apply prospectively so as not to violate any Company contractual obligation at the time this resolution is adopted.

SUPPORTING STATEMENT

CEO Robert Stevens also serves as chairman of the Company's board of directors. We believe the combination of these two roles in a single person weakens a corporation's governance which can harm shareholder value. As Intel's former chairman Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

In our view, shareholder value is enhanced by an independent board chair who can provide a balance of power between the CEO and the board, and support strong board leadership. The primary duty of a board of directors is to oversee the management of a company on behalf of its stockholders. But if the chair of the board is not independent from the CEO, a conflict of interest can result in excessive management influence on the board and weaken the board's oversight of management.

An independent board chair has been found in academic studies to improve the financial performance of public companies. A 2007 Booz & Co. study found that in 2006, all of the underperforming North American companies whose CEOs had long tenure lacked an independent board chair (*The Era of the Inclusive Leader,* Booz Allen Hamilton, Summer 2007). A more recent study found worldwide, companies are now routinely separating the jobs of chair and CEO: in 2009 less than 12 percent of incoming CEOs were also made chair, compared with 48 percent in 2002 (*CEO Succession 2000–2009: A Decade of Convergence and Compression*, Booz & Co., Summer 2010).

We believe that independent board leadership would be particularly constructive at Lockheed Martin, where in 2010 Robert Stevens received over four times the average compensation of the other named executive officers. A study shows pay inequity is associated with lower firm value and greater CEO entrenchment (Bebchuk, "Pay Distribution in the Top Executive Team," February 2007).

AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

October 14, 2011

VIA OVERNIGHT MAIL and FAX (301) 897-6919
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, Maryland 20817
Attention: Maryanne R. Lavan, Senior Vice President, General Counsel and Corporate Secretary

Dear Ms. Lavan:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

STATE STREET.

Kevin Yakimowsky

Assistant Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
kyakimowsky@statestreet.com

telephone +1 617 985 7712
facsimile +1 617 769 6695

www.statestreet.com

October 14, 2011

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for LOCKHEED MARTIN (cusip 539830109)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **2,031 shares of Lockheed Martin** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **Lockheed Martin** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky